Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

ENTOURAGE MINING PROVIDES BRAZIL UPDATE, COMMENCES DRILLING

Vancouver British Columbia, April 7, 2010: Entourage Mining Ltd (“Entourage” or the “Company”) (OTC:BB: ENMGF) is pleased to report on its continuing gold exploration program at the Pires Property, in southern Goiás State, Brazil. The Pires Property comprises 6 mineral licenses; as a result of the encouraging findings, the company has staked nearly 8000 additional contiguous hectares in 4 new applications, for which Entourage has an option to acquire a 100% interest. The total Pires package now contains over 12,000 hectares. The Company’s exploration program has returned numerous gold-rich rock and soil samples, including 15 with gold contents between 28.30 and 404.95 g/t gold (see News Release dated February 18, 2010).

The exploration program has identified several target areas across the property over a nearly 15 kilometre trend length where quartz veins carrying gold have been traced into bedrock. Sampling and ongoing geologic mapping in these areas have defined drill targets. Recently, 89 new sample results were received from Intertek Laboratory in Belo Horizonte, Brazil, and ACME Analytical Laboratory in Vancouver Canada. The 6 highest gold (“Au”) values in these new sample results are: 202.59 g/t Au, 116.53 g/t Au, 49.40 g/t Au, 35.60 g/t Au, 21.70 g/t Au, and 18.00 g/t Au. Twenty-three (23) more of these 89 new samples yield results between 1.30 g/t Au and 17.50 g/t Au. All samples were completed by 50 gram fire assay.

Notably, the 202.59 g/t and 116.53 g/t gold values are from a single hand sample, which contained visible gold. The part of this sample with visible gold was not analyzed, but retained for reference. Another group of 210 samples has been sent to the lab and those results are pending.

Continuing surface sampling and hand trenches have defined preliminary drill targets on the property. The drill rig is being mobilized to the property for the first drill program that is designed to test extension of the gold rich veins, as well as sulphide and gold content of the fresh country rock. The program will total up to 1000 m and drilling commenced on April 6th.

Ansell Capital Corp (“Ansell”), as part of its due diligence commitment is spending US$200,000 on the Pires Property as outlined in the Company’s February 18, 2010 Letter of Intent. (see news release dated February 18, 2010).

A 43-101 Technical Report on the Pires property is available on the Company website at www.entouragemining.com. Harrison Cookenboo Ph.D and P.Geo and a ‘qualified person’ as that term is defined in National Instrument 43-101 has reviewed the technical data in this news release and approves the release of technical information described herein. For more information please call 604-669-4368 or visit our website.

ON BEHALF OF THE BOARD OF DIRECTORS

“Gregory Kennedy”

Gregory F Kennedy
President

Forward-Looking Statements:
Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368